Agricore United™

04030522

RECEIVED
2004 JUN -3 A 10:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 1, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   June 1, 2004 (Agricore United Completes Purchase of Prairie Mountain Agri Ltd.)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 6/9

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

AGRICORE UNITED COMPLETES PURCHASE OF PRAIRIE MOUNTAIN AGRI LTD.

Winnipeg, Manitoba (June 1, 2004) - Agricore United announced today that it completed the acquisition of James Richardson International's (JRI) 50 percent interest in Prairie Mountain Agri Ltd. (PMA), previously announced on May 10, 2004. Financial terms were not disclosed.

PMA was established in 1998 as a joint venture between Agricore United and JRI and provides crop production services and grain handling at its high throughput elevator located in Roblin Manitoba, about 250 kilometers northwest of Brandon.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

Radean Carter
Agricore United
(204) 944-2238
rcarter@agricoreunited.com